1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 1, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2010 ANNUAL RESULTS

The Board of Directors of Aluminum Corporation of China Limited* () (the "Company") announces the audited annual results of the Company and its subsidiaries (collectively referred to as the "Group") for the financial year ended December 31, 2010.

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication in the People's Republic of China (the "PRC"). The Group is principally engaged in mining of bauxite, manufacture and distribution of alumina, primary aluminum and aluminum fabrication products as well as trading of non-ferrous metal products sourced from external suppliers. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and other smelted products.

FINANCIAL RESULTS

The revenue of the Group for the year ended December 31, 2010 amounted to RMB120.99 billion, representing a year-on-year increase of 72.19%. The profit for the year attributable to the equity holders of the Company amounted to RMB0.78 billion. Earnings per share attributable to the equity holders of the Company was RMB0.06.

FINANCIAL INFORMATION

Financial information is extracted from the consolidated financial statements of the Group for the year ended December 31, 2010 prepared in accordance with International Financial Reporting Standards ("IFRS") issued by International Accounting Standard Board ("IASB").

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

For the year ended December 31,

	Note	2010	2009

Revenue	4	120,994,847	70,268,005
Cost of sales		(113,349,941)	(69,079,446)

Gross profit		7,644,906	1,188,559

Selling and distribution expenses		(1,573,301)	(1,264,920)
General and administrative expenses		(2,623,740)	(2,956,506)
Research and development expenses		(164,235)	(177,756)
Impairment charge/write-off of property, plant and equipment	3	(701,781)	(623,791)
Other income		328,853	151,142
Other gains, net		491,024	403,836

Operating profit/(loss)		3,401,726	(3,279,436)

Finance income		91,109	125,139
Finance costs		(2,586,293)	(2,262,964)
Share of profits/(losses) of jointly controlled entities		233,784	(50,392)
Share of profits of associates		240,028	77,056

Profit/(loss) before income tax		1,380,354	(5,390,597)

Income tax (expense)/benefit	5	(411,216)	711,003

Profit/(loss) for the year		969,138	(4,679,594)

Other comprehensive income, net of tax:

Reclassification of cumulated fair value
changes on available-for-sale
financial assets upon disposal		(1,155)	-
Fair value changes on available-for-sale
financial assets		-	(1,374)
Currency translation differences		40,833	115,427

Total other comprehensive income

   for the year, net of tax

		39,678	114,053

Total comprehensive income/(loss)

   for the year

		1,008,816	(4,565,541)

Profit/(loss) for the year attributable to:
Equity holders of the Company		778,008	(4,642,894)
Non-controlling interests		191,130	(36,700)

		969,138	(4,679,594)

Total comprehensive income/(loss)
for the year attributable to:
Equity holders of the Company		818,127	(4,528,309)
Non-controlling interests		190,689	(37,232)

		1,008,816	(4,565,541)

Basic and diluted earnings/(losses) per share
for profit /(loss) attributable to the equity
holders of the Company during the year
(expressed in RMB per share)	6	0.06	(0.34)

For the year ended December 31,

	Note	2010	2009

Dividends	7	154,179	-

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

December 31,

	Note	2010	2009

ASSETS

Non-current assets
Intangible assets		3,033,875	3,049,475
Property, plant and equipment	3	90,778,672	89,661,081
Non-current assets held for sale	3	40,965	-
Land use rights and leasehold land		2,180,946	1,943,547
Investments in jointly controlled entities		990,568	685,459
Investments in associates		1,212,608	197,070
Available-for-sale financial assets		44,878	56,313
Deferred income tax assets		1,410,781	1,647,240
Other non-current assets		304,199	401,127

		99,997,492	97,641,312

Current assets
Non-current assets held for sale	3	621,705	-
Inventories		21,780,047	20,423,227
Trade and notes receivable	8	3,269,973	3,203,082
Other current assets		6,139,969	4,848,744
Financial assets at fair value through
profit or loss		17,208	64
Restricted cash		462,935	365,409
Time deposits		50,000	91,941
Cash and cash equivalents		8,982,710	7,401,410

		41,324,547	36,333,877

Total assets		141,322,039	133,975,189

EQUITY

Equity attributable to equity
holders of the Company
Share capital		13,524,488	13,524,488
Other reserves		19,553,623	19,083,252
Retained earnings
- proposed final dividend		154,179	-
- others		18,348,502	17,792,998

		51,580,792	50,400,738
Non-controlling interests		5,606,063	5,180,419

Total equity		57,186,855	55,581,157

LIABILITIES

Non-current liabilities
Borrowings		27,723,867	37,804,482
Deferred income tax liabilities		-	34,535
Other non-current liabilities		677,770	525,154

		28,401,637	38,364,171

Current liabilities
Financial liabilities at fair value
through profit or loss		8,559	47,855
Borrowings		41,719,869	25,819,757
Other payables and accrued expenses		7,533,069	7,927,988
Trade and notes payable	9	6,376,342	6,172,443
Current income tax liabilities		95,708	61,818

		55,733,547	40,029,861

Total liabilities		84,135,184	78,394,032

Total equity and liabilities		141,322,039	133,975,189

Net current liabilities	1	(14,409,000)	(3,695,984)

Total assets less current liabilities		85,588,492	93,945,328

Notes:

1.	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB"). This financial information has been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments) and certain properties, plant and equipment, intangible assets and investments in subsidiaries were stated at deemed costs. The principle accounting policies used in the preparation of the Group's financial statements have been consistently applied to all the years presented, unless otherwise stated.

1.1	Going concern

As of December 31, 2010, the Group's current liabilities exceeded its current assets by approximately RMB14,409 million (2009: RMB3,696 million). The Board of Directors of the Company has considered the Group's available sources of funds as follows:

-	The Group's expected net cash inflow from operating activities in 2011;

-

Unutilized banking facilities of approximately RMB50,007 million as of December 31, 2010, of which approximately RMB32,692 million subject to renewal during the next 12 months from the date the Group's financial statements were approved; and

-	Other available sources of financing from banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the capital markets to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

After making enquiries, the directors of the Company believe that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date this financial information was approved. The Board of the Company therefore continues to adopt the going concern basis in preparing this financial information.

1.2	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2010.

*

IFRS 3 (revised), 'Business combinations', and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed. IFRS 3 (revised) has had no impact on the Group's financial information as there was no business combination occurred in the year ended December 31, 2010.

IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured at fair value, and a gain or loss is recognized as profit or loss. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. The Group adopted IAS 27 (revised) from January 1, 2010. The adoption of IAS 27 (revised) resulted in the recognition of deficit balance of non-controlling interest amounting to RMB62 million for the year ended December 31, 2010.

*

IAS 17 (amendment), 'Leases', deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. Prior to the amendment, lease of land, the title of which is not expected to pass to the Group by the end of the lease term, was classified as operating lease under "Land use rights and leasehold land", and amortized over the lease term. IAS 17 (amendment) has been applied retrospectively for annual periods beginning January 1, 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired leasehold land and land use rights as of January 1, 2010 on the basis of information existing at the inception of those leases, and recognized the leasehold lands in Hong Kong as finance lease retrospectively. All of the land use rights are amortized or depreciated over time using straight-line method. Except for the inclusion of certain additional disclosure in relation to leasehold lands located in Hong Kong according to the relevant disclosure requirements for financial leases, the adoption of this amendment did not result in a significant impact on the Group's financial information.

*

IAS 36 (amendment), 'Impairment of assets', effective from January 1, 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, 'Operating segments' (that is, before the aggregation of segments with similar economic characteristics). IAS 36 (amendment) has had no impact on the Group's financial information of the Group as the cash-generating units and groups of units of the Group to which goodwill was allocated for the purposes of impairment testing are not larger than operating segments.

*

IFRS 5 (amendment), 'Non-current assets held for sale and discontinued operations'. The amendment clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still applies, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The adoption of IFRS 5 (amendment) did not result in any impact on the Group as the Group's existing policy complies with the requirements under IFRS 5 (amendment).

2.	Changes in accounting estimates

In July 2010, the Group has reassessed and adjusted the useful lives of certain property, plant and equipment based on the past experience. A summary of the changes in the estimated useful lives of different asset groups is as follows:

Changes in the estimated useful lives

Buildings	Increased 2 - 8 years
Machinery
- device tools, electricity distribution line and gas	Decreased 2 - 4 years
- others	Increased 0 - 2 years
Office and other equipment	Increased 0 - 2 years

The effect of this change in accounting estimate was recognized prospectively from July 1, 2010 onward. As a result of this change, depreciation expense for the year ended December 31, 2010 and the net carrying value of property, plant and equipment as of December 31, 2010 are decreased by approximately RMB384 million and increased by approximately RMB384 million, respectively. Annual depreciation expense is expected to be lowered by approximately RMB838 million in next year.

3.	IMPAIRMENT TESTS FOR PROPERTY, PLANT AND EQUIPMENT

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The cash generating units are individual plant/entity. The carrying value of these individual plant/entity was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost, related expenses and applicable exchange rate. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 10.12% (2009: 10.50%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

Where it is considered more likely than not that an individual CGU will be disposed within the near-term rather than continuing to be held and operated by the Group, the recoverable amount is based on the estimated net disposal value of the CGU less cost to disposal rather than by reference to its value-in-use.

Except for the assets to be retired or disposed of and the assets related to the exploration and development of bauxite resources in Aurukun, Queensland, Australia (the "AuruKun Project") mentioned in Notes 3(a) and 3(b), based on management's impairment assessment, there was no impairment to other property, plant and equipment of the Group as of December 31, 2010 (2009: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 4.40% decrease or a 4.63% increase in the estimated recoverable amount of property, plant and equipment, respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 0.88% increase or a 1.01% decrease in the estimated recoverable amount of property, plant and equipment, respectively.

For the year ended December 31, 2010, impairment charges and write-off in aggregate amounting to RMB702 million (2009: RMB624 million) was recognized in the consolidated statement of comprehensive income. Details of these impairment charges and write-off are analyzed as follows:

(a)

As a result of adjustment to the Group's operational structure from late 2009 through 2010, the Group determined that certain property, plant and equipment would be retired (including certain constructions in progress to be abandoned) or disposed of through a sale transaction. As of December 31, 2010, an impairment loss amounted to RMB329 million (2009: RMB624 million) represented the difference between the carrying value of these property, plant and equipment of RMB370 million (2009: RMB1,600 million) and their estimated recoverable amounts (estimated fair value less costs to sell).

In addition, property, plant and equipment amounting to RMB663 million (2009: nil) as of December 31, 2010 are reclassified as 'current assets' as non-current assets held for sale in accordance with the requirement under IFRS 5 'Non-current assets held for sales and discontinued operations', of which non-current assets held for sale amounting to RMB41 million (2009: nil) are classified as 'non-current assets' as these assets will be exchanged for interest in an associate.

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the Aurukun Project. Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to continue discussion of the continue development of the Aurukun Project. In October 2010, the Company submitted to the Queensland State Government a revised development plan pursuant to which the Company could continue to mine the bauxite resources but the building of the bauxite refinery plant would be postponed or terminated, and at the same time, the Company will seek alternative investment projects to earn a reasonable profit. On December 3, 2010, Queensland State Government has offered to the Company a revised development agreement allowing the Company to change the AuruKun Project from a mining plus refinery plant integrated project to a mining plus replacement project. With the approval from the Company's Executive Committee, the Company and the Queensland State Government are currently in discussion based on this revised development agreement and aim to finalize the relevant terms and conditions that are mutually agreeable between the parties. As of December 31, 2010, no formal agreement has been reached between the parties.

As of December 31, 2010, total capitalized development costs in relation to Aurukun Project amounted to RMB733 million (2009: RMB636 million). In view of the planned cessation of building of alumina plant, all capitalized development costs attributable to the refinery plant as of December 31, 2010 were fully provided for which resulting a charge of RMB373 million recognized in the Consolidated Statement of Comprehensive income.

With respect to the mining operation, management conducted an impairment assessment on December 31, 2010 in accordance with the aforementioned methodology, and concluded that there was no impairment of the capitalized development attributable to the mining operation (2009: nil).

The level of impairment is predominantly dependent upon judgments used in arriving at project disposal value, future growth rates and the discount rate applied to cash flow projections. Key drivers to future growth rates are dependent on the Group's ability to maintain and grow the individual CGUs and successfully develop the mining operation of the Aurukun Project.

4.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the year is as follows:

For the year ended
December 31,

	2010	2009

Sales of goods (net of value-added tax)	118,374,341	68,556,451
Other revenue	2,620,506	1,711,554

	120,994,847	70,268,005

Other revenue primarily includes revenue from sales of scrap and other materials, supply of electricity, gas, heat and water and provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in this consolidated financial information. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

In July 2010, as a result of the implementation of the Group's operational structural adjustment exercise, the Group's trading business was established as a new operating segment. In addition, the Group also redesigned its internal reports periodically reviewed by the Executive Committee in order to better align with the Group's operational structure. As a result of these changes, the Executive Committee considers the Group's manufacturing business from a product perspective comprising alumina, primary aluminum, aluminum fabrication, and the trading business is identified as a separate reportable operating segment. In addition, the Group's operating segments also include corporate and other services which cover other operating activities of the Group including research and development. Accordingly, 2009 comparative information has been reclassified to conform to 2010 presentation/classification.

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to external customers in the PRC. The products are sourced from fellow subsidiaries, and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to trading segment.

Segment assets mainly exclude prepaid current income tax and deferred income tax assets. Segment liabilities mainly exclude the current income tax liabilities and deferred income tax liabilities.

All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the year ended December 31, 2010

					Corporate
					and other
		Primary	Aluminum		operating	Inter-segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total

Total revenue	26,837,922	53,255,011	10,466,016	90,141,373	190,326	(59,895,801)	120,994,847
Inter-segment revenue	(24,689,632)	(26,847,748)	(150,676)	(8,159,134)	(48,611)	59,895,801	-

Revenue from
external customers	2,148,290	26,407,263	10,315,340	81,982,239	141,715	-	120,994,847

Segment profit/(loss)	1,077,144	358,782	(323,568)	860,637	(490,258)	(102,383)	1,380,354
Income tax expense							(411,216)

Profit for the year							969,138

Other items
Finance income	17,572	18,493	4,824	13,210	37,010	-	91,109
Finance costs	(532,291)	(1,307,058)	(309,644)	(90,976)	(346,324)	-	(2,586,293)
Shares of profits of
jointly controlled
entities	-	-	-	-	233,784	-	233,784
Shares of profits
of associates	-	230,098	570	-	9,360	-	240,028
Amortization of land
use rights and
leasehold land	27,779	21,123	7,645	8	2,190	-	58,745
Depreciation
and amortization	2,756,616	3,075,767	362,391	3,246	100,612	-	6,298,632
(Gain)/loss on disposal
of property,
plant and equipment	(2,473)	(26,974)	48	-	75	-	(29,324)
Impairment charge/
write-off of property,
plant and equipment	372,629	329,152	-	-	-	-	701,781
Provision/(reversal)
for impairment
of inventories	15,562	18,798	(86)	-	-	-	34,274
Provision for impairment
of receivables, net of
bad debts recovered	20,066	1,157	1,711	-	4,800	-	27,734

Additions to
non-current assets
during the year
Intangible assets	69,598	19,546	444	1,082	37,183	-	127,853
Land use rights	166,527	117,094	15,840	-	-	-	299,461
Property, plant
and equipment	4,124,751	3,365,592	1,042,731	14,047	42,374	-	8,589,495

For the year ended December 31, 2009

					Corporate
					and other
		Primary	Aluminum		operating	Inter-segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	18,289,471	42,731,218	7,102,579	38,451,272	286,088	(36,592,623)	70,268,005
Inter-segment revenue	(12,555,416)	(16,463,537)	(1,062,138)	(6,511,532)	-	36,592,623	-

Revenue from
external customers	5,734,055	26,267,681	6,040,441	31,939,740	286,088	-	70,268,005

Segment (loss)/profit	(2,895,597)	(1,426,521)	(897,907)	632,500	(689,217)	(113,855)	(5,390,597)
Income tax benefits							711,003

Loss for the year							(4,679,594)

Other items
Finance income	10,635	28,693	6,701	13,457	65,653	-	125,139
Finance costs	(383,409)	(1,231,458)	(315,643)	(1,378)	(331,076)	-	(2,262,964)
Shares of losses of jointly
controlled entities	-	-	-	-	(50,392)	-	(50,392)
Shares of profits
of associates	-	75,498	-	-	1,558	-	77,056
Amortization of land
use rights and
leasehold land	14,833	17,828	7,419	-	7,442	-	47,522
Depreciation
and amortization	2,574,998	2,662,595	341,062	2,950	134,200	-	5,715,805
(Gain)/loss on disposal
of property,
plant and equipment	(5,319)	20,503	-	-	12,160	-	27,344
Impairment charge/
write-off of property,
plant and equipment	128,775	335,432	159,584	-	-	-	623,791
Reversal for impairment
of inventories	(213,736)	(501,391)	(194,617)	(423)	-	-	(910,167)
Provision for impairment
of receivables, net of
bad debts recovered	10,862	1,039	603	-	175	-	12,679

Additions to
non-current assets
during the year
Intangible assets	71,580	33,309	383	-	22,125	-	127,397
Land use rights	250,091	10,579	-	-	-	-	260,670
Property, plant
and equipment	5,389,115	2,770,827	2,054,675	2,155	80,705	-	10,297,477

					Corporate
					and other
		Primary	Aluminum		operating	Inter-segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As of December
31, 2010:
Segment assets	54,746,269	54,253,441	15,508,792	7,979,162	13,434,371	(6,315,016)	139,607,019
Unallocated:
Deferred income
tax assets							1,410,781
Prepaid income tax							304,239

Total assets							141,322,039

Segment liabilities	27,038,548	31,115,258	11,712,111	6,568,614	13,703,723	(6,098,778)	84,039,476
Unallocated:
Current income
tax liabilities							95,708

Total liabilities							84,135,184

As of December
31, 2009:
Segment assets	52,302,401	53,257,537	13,818,766	6,937,975	11,071,289	(5,351,526)	132,036,442
Unallocated:
Deferred income
tax assets							1,647,240
Prepaid income tax							291,507

Total assets							133,975,189

Segment liabilities	26,219,954	31,110,437	9,926,120	6,243,025	10,035,814	(5,237,671)	78,297,679
Unallocated:
Deferred income
tax liabilities							34,535
Current income
tax liabilities							61,818

Total liabilities							78,394,032

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the year ended
December 31,

	2010	2009

Segment revenue from external customers
- The PRC	120,990,827	70,241,729
- Other countries	4,020	26,276

	120,994,847	70,268,005

As of December 31,

	2010	2009

Non-current assets (excluding financial assets
and deferred income tax assets)
- The PRC	98,112,058	95,239,803
- Other countries	429,775	697,956

	98,541,833	95,937,759

For the year ended December 31, 2010, revenues of approximately RMB28,945 million (2009: RMB13,645 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with its proportion of segment revenue more than 10%.

5.	INCOME TAX EXPENSE/(BENEFIT)

For the year ended
December 31,

	2010	2009

Current income tax expense:
- PRC enterprise income tax	319,479	237,690
Deferred income tax expense/(benefit)	91,737	(948,693)

	411,216	(711,003)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit/(loss) of the consolidated entities as follows:

For the year ended
December 31,

	2010	2009

Profit /(loss)before income tax	1,380,354	(5,390,597)

Tax expense/(benefit) calculated at standard
income tax rate of 25% (2009: 25%)	345,089	(1,347,649)
Tax effects of:
Preferential income tax rates applicable
to certain branches and subsidiaries	(37,288)	63,925
Impact of change on income tax rate	54,252	-
Tax losses for which no deferred income
tax assets were recognized	110,015	294,464
Utilization of previously unrecognized
tax losses and expenses	(48,606)	-
Tax credit for purchases of qualified
domestic-made equipment
not recognized	-	220,205
Tax incentive in relation to deduction
limits of certain expenses	(13,267)	(23,777)
Income not subject to tax	(147,484)	(9,420)
Expenses not deductible for tax purposes	148,505	91,249

Income tax expense/(benefit)	411,216	(711,003)

Weighted average effective tax rate	29.79%	13.19%

Share of income tax expense of associates and jointly controlled entities of RMB77 million (2009: RMB27 million) and RMB23 million (2009: nil) were included in 'shares of profits of associates' and 'shares of profits of jointly controlled entities', respectively.

The change of the weighted average effective tax rate is mainly caused by certain tax losses for which no deferred income tax assets were recognized.

6.	EARNINGS/(LOSSES) PER SHARE

(a)	Basic

Basic earnings/(losses) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the year ended
December 31,

	2010	2009

Profit/(loss) attributable to equity
holders of the Company (RMB)	778,008,000	(4,642,894,000)

Weighted average number of
ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings/(losses) per share (RMB)	0.06	(0.34)

(b)	Diluted

Basic earnings/(losses) per share for the years ended December 31, 2010 and 2009 is the same as the diluted earnings/(losses) per share as there are no dilutive potential shares.

7.	DIVIDENDS

A dividend in respect of the year ended December 31, 2010 of RMB0.0114 per share, totalling RMB154 million (2009: nil), will be submitted to the Shareholders for approval at the annual general meeting on April 14, 2011. This financial information does not reflect the dividend payable.

8.	TRADE AND NOTES RECEIVABLE

As of December 31, 2010, the ageing analysis of trade and notes receivable is as follows:

	December 31, 2010	December 31, 2009

Within 1 year	3,148,858	3,062,131
Between 1 and 2 years	33,477	89,570
Between 2 and 3 years	54,716	27,595
Over 3 years	433,988	447,148

	3,671,039	3,626,444

Less: provision for impairment of receivables	(401,066)	(423,362)

	3,269,973	3,203,082

9.	TRADE AND NOTES PAYABLE

As of December 31, 2010, the ageing analysis of trade and notes payable is as follows:

	December 31, 2010	December 31, 2009

Within 1 year	6,152,987	5,892,834
Between 1 and 2 years	68,421	212,488
Between 2 and 3 years	117,265	31,131
Over 3 years	37,669	35,990

	6,376,342	6,172,443

PRODUCT MARKET REVIEWS

The supply and demand as well as the price of aluminum are closely tied to the changes in the global and PRC macro-economies. Changes in the global and PRC economic climate have a significant impact on the aluminum market.

PRIMARY ALUMINUM MARKET

Under the influence of economic stimulus packages worldwide, the global economy and the demand for aluminum gradually recovered in the year 2010, the supply of aluminum increased accordingly and the annual demand and supply of aluminum basically attained equilibrium. However, beset by the European debt crisis, China's control policies such as those over the real estate sector and energy saving and emission reduction as well as the tight electricity supply in Europe, global aluminum prices remained range-bound with sharp fluctuations. In mid-April, China's control policies over the real estate sector and the European debt crisis had driven the global aluminum price to plummet. Both prices of three-month aluminum futures at the London Metal Exchange (hereinafter as "LME") and Shanghai Futures Exchange of the PRC (hereinafter as "SHFE") hit year-low at US$1,844 per tonne and RMB14,580 per tonne, respectively. In November, after the introduction of quantitative easing monetary policy by the U.S. government, bulk commodity prices moved steadily upwards due to factors such as excessive liquidity, depreciation of the U.S. dollar and reduction of aluminum production as a result of China's energy saving and emission reduction policies. Prices of three-month aluminum futures at both LME and SHFE surged to year-high reaching US$2,477 per tonne and RMB18,470 per tonne, respectively. The average three-month aluminum futures prices for 2010 at LME and SHFE were US$2,272 per tonne and RMB16,186 per tonne, representing a year-on-year increase of 34.5% and 20.3%, respectively.

In 2010, the global output of primary aluminum was approximately 41.90 million tonnes, representing a year-on-year increase of 11.2%; the global consumption of primary aluminum was approximately 41 million tonnes, representing a year-on-year increase of 19.6%; the domestic output of primary aluminum was approximately 15.65 million tonnes, representing a year-on-year increase of 20.5% and the domestic consumption of primary aluminum was approximately 16.50 million tonnes, representing a year-on-year increase of 19.5%. As at the end of 2010, the production utilization rate of primary aluminum manufacturers in the world (inclusive of those of the PRC) was 75.5%, while that of the PRC was 80.3%.

ALUMINA MARKET

In 2010, international and domestic prices of spot alumina fluctuated upward. At the beginning of the year, alumina price rose as alumina supply decreased due to the resumption of production of aluminum manufacturers and the reduction of production of alumina manufacturers. Following the drop of aluminum price in the middle of the year, international and domestic prices of spot alumina fell to as low as US$300 per tonne and RMB2,400 per tonne, respectively. Since late July, alumina price gradually rebounded as a result of the launch of newly-constructed aluminum production capacity and the rise of aluminum price; the FOB price of spot alumina in the international market rose to as high as US$390 per tonne. At present, the FOB price of spot alumina in the international market is approximately US$385 per tonne and the price of spot alumina price in the domestic market is approximately RMB2,850 per tonne.

The global output of alumina for 2010 was approximately 82.01 million tonnes, representing a year-on-year increase of 12.9% and the consumption was approximately 82.86 million tonnes, representing a year-on-year increase of 14.5%. The domestic output of alumina was approximately 28.94 million tonnes, representing a year-on-year increase of 21.4%; the demand for alumina was approximately 31.50 million tonnes, representing a year-on-year increase of 19.2%; imported alumina amounted to approximately 4.31 million tonnes in 2010, representing a year-on-year decrease of 16.1%. With the resumption of primary aluminum production, alumina manufacturers around the world have gradually increased their production utilization rate since the third quarter. As of the end of December 2010, the production utilization rate of alumina manufacturers in the world (inclusive of those of the PRC) was 85%, while that of the PRC was 82.2%.

BUSINESS REVIEW

In 2010, the volatility of aluminum price posed grave challenges to the Group's production and operation. Focusing on its "controlling loss and increasing profit" principle and centered around structural adjustment as well as strategic transformation and based on the principle of "centralized management and delegated operations", the Group adopted effective scientific counter-measures to further enhance its fundamental management, costs and expenses as well as investment controls and reduction of energy consumption, thus safeguarding and stabilizing production and operation of the Group, thereby turning losses into profits. At the same time, the Group has expanded its business scope to include other resources to include coal and iron ore.

1.

Refined fundamental management and reengineered business processes. In response to the complex market conditions, the Group, with a focus on operation transformation, initially established a standardized scientific production system through strengthening its fundamental management and proactively developing production and operation assessments. The Group's operating performance continued to improve. In 2010, the Group's alumina output amounted to 10.13 million tonnes, representing a year-on-year increase of 30.3%; the output of alumina chemicals amounted to 1.2 million tonnes, representing a year-on-year increase of 16.3%; the output of primary aluminum products amounted to 3.84 million tonnes, representing a year-on-year increase of 11.6%; the output of aluminum fabrication products amounted to 0.59 million tonnes, representing a year-on-year increase of 43.9%.

2.

Stringent cost control, reducing costs and raising efficiency throughout its business process. The Group continued the implementation of cost reduction and efficiency improvement in every production flow and position, making the best of its potentials and consistently improved its technical and economical indicators and strived to reduce materials and energy consumption and other expenses.

3.

Further tightened financial management. In accordance with the new management and control model, the Group adjusted its budget management methods and methodologies and applied a return-on-assets oriented performance assessment model. The Group also ensured the orderly operation of cash flow and maintained its cash flow at normal levels through refined cash flow management, and reduced financing expenses and controlled financial risks through adjusting its debt portfolio.

4.

Further preservation of resources. The Group speeded up the efforts in mine constructions to increase bauxite output from self-operated mines and continued to improve the stability of bauxite supply and the level of comprehensive utilization of the resources. In 2010, the amount of bauxite from self-operated mines made a 19.4% year-on-year increase with an addition of 91 million tonnes of bauxite to its domestic reserves and 3.95 million tonnes to its self-operated mining capacity.

5.

Accelerated construction of its structural adjustment exercise to actively promote projects with "short investments, low costs and quick results". Focusing on investment cost reduction, the Group adopted effective measures to optimize project design and selected appropriate project construction method for projects based on the special features of the projects, to ensure an all-round project investment control.

6.

Proactively promoted technology advancement and industrialization. The Group independently researched and developed certain advanced and practical new technologies. In particular, the Group put a major emphasis on the promotion of the technologies related to energy saving and emission reduction such as the recycle of residual heat emitted in alumina production, the technology for improving cycle efficiency of Bayer process, the technology for the recycle of vanadium in alumina production, the installation of remodeled electrolytic cells in newly-built production cells as well as the application of cell-voltage-reduction in normal production cells and the recycle of residual heat from carbon production in furnace. The Group also widely applied highly effective hot/cold rolling technology with short process and conducted industrialization of double zero alloy aluminum foil with high surface quality and low pinhole degree as well as 1235H14 standard width aluminum foil billet, all of which generated significant economic benefits.

7.

Making further efforts in energy saving and emission reduction. The Group set development goals and assurance policies for its recycling economy aspiring to transform itself into a resource efficient enterprise. Through streamlining its production processes, phasing out obsolete equipment and actively adjusting its industry portfolio, the Group speeded up the applications of comprehensive energy reduction technologies, which in aggregate saved energy equivalent to 0.46 million tonnes of standard coal in 2010. The Group also had a 4%, 1.3% and 11.1% year-on-year decrease in the overall consumption of energy in alumina production, alternating current in aluminum ingot production and energy in aluminum production respectively.

8.

Proactively initiating negotiations and cooperation in direct purchase of electricity. As at the end of 2010, one company of the Group directly purchased electricity throughout the entire year while another four benefited from direct electricity purchase policy at different times of the year.

9.

Completion of initial establishment of comprehensive risk management system, thereby laying a solid foundation to better safeguard the Company's operation risks and improve the standard of its risk management and control.

10.

Further promotion of overseas projects. The Group entered into a new round of negotiations with the government of Queensland, Australia in relation to the development of bauxite resources in Aurukun and further progressed with the aluminum and power project in Saudi Arabia and the aluminum plant project in Sarawak, Malaysia. Furthermore, the Group entered into a joint development agreement with Rio Tinto Group in relation to the joint development of the iron ore project in Simandou, Guinea.

DIVIDENDS

Pursuant to the resolutions passed at the Board meeting convened on 28 February 2011, the Company proposed a final dividend for 2010 to shareholders at RMB0.0114 per share (tax inclusive) totaling RMB154 million, representing 35% of the Company's profit after tax for the year ended 31 December 2010. The proposed distribution of final dividends is subject to shareholders' approval at the forthcoming 2010 annual general meeting.

BUSINESS OUTLOOK AND PROSPECTS

While the global economy is expected to continue its slow recovery in 2011, it still faces significant challenges ahead. Influenced by factors such as inflation and currency depreciation, aluminum price is expected to fluctuate upward. The Group will focus on creating new competitive edges, and progressing with its structuring adjustment and technology innovation, to step up the transformation of its operation. The Group will also enhance its fundamental management, continuously improve its production performance, reduce production costs and strengthen its control over loss and increase profit. To steadily achieve strategic transformation, raise its profitability and risk resistance capability, the Group will put its efforts on the following aspects:

1.

Continue to strengthen its fundamental management, step up the structural adjustment of its operation, and tap the full potential of its management in order to achieve lean management. The Group will continue to improve its operational performance and returns on assets by adopting an innovative business model and realizing the potentials of its existing assets.

2.

Press ahead with its structural adjustment. In respect of bauxite, the Group will step up efforts to acquire and explore domestic resources and increase bauxite reserves to ensure stable resource supply, raise self-mining proportion in accordance with resources-first principle and actively participate in and promote promising international exploitation and development projects. In respect of alumina, the Group will further upgrade the production skills and techniques and optimize production process, further optimize the production layout and strategically establish alumina plants in favourable locations to replace obsolete capacity. In respect of aluminum, the Group will further refine and phase out obsolete capacity and pave way for the relocation of production capacity to coal-, water- and electricity-rich areas in order to achieve full integration of coal and aluminum operations. The Group will also promote the use of advanced equipment and technologies such as remodeled electrolytic cells and zero effect low voltage to continue the reduction of overall energy consumption. In respect of aluminum fabrication, with a focus on the development of cutting-edge aluminum materials, the Group will step up efforts in the research and development of new materials with an emphasis on aluminum materials for aerospace, aviation and transportation.

3.

Continue to adjust capital structure, optimize debt portfolio and lower financing costs. The Group will further improve its budget management and control system and continue to develop the analysis of monthly performance to optimize its performance indicators. The Group will refine the management and control of cash flow budgets and prepare for the maintenance of capital balance in low reserve periods to ensure stable cash supply. The Group will explore low-cost financing methods, and reasonably deploy various debt financing tools to reduce the cost of capital. The Group will also step up its monitoring and control over the credit risks of its subsidiaries to guard against credit risks.

4.

Continue with its technology innovation. With the theme of its structural adjustment, lowering costs, enhancing efficiency and reducing energy consumption and emission, and on the basis of improving its operating performance, the Group will accelerate the industrialization of advanced technologies. It will further improve its process management in respect of common, key and major projects so as to ensure major technological breakthroughs for setting the stage for industrialization. At the same time, the Group will selectively apply scientific technology and basic research to ensure its sustainable development.

5.

Further streamlining procurement process, step up the promotion and application of the use of the procurement platform of the Group's electronic business system, continue to foster strategic cooperation with major raw materials suppliers, broaden supply channels, and optimize resource allocation, so as to maintain a stable supply and reasonable level of inventories of raw materials and effectively reduce procurement cost. The Group will continue to proactively initiate negotiations and cooperation in direct purchase of electricity. The Group will also continue to refine its sales management system by adopting innovative sales model, improving market analyses and estimates, boosting its capabilities to tap the market and raising operation standards, under the "centralized management and authorized operation" system, in order to expand its market shares and the profitability of its sales.

6.

Proactively promote resource acquisition and mine construction, with priority given to key restructuring projects, energy-saving and emission reduction initiatives, and technological renovation projects with significant benefits that are integral to the Group's sustainable development. The Group will effectively control and reduce project investments through the adoption of a diversified approach to project construction. The Group will also further refine its investment management system as well as its project management measures and process.

7.

Further refine its risk management system on all fronts by strengthening the day-to-day operations and maintenance of the system and formulating comprehensive risk management system to strengthen risk prevention and control in key areas.

8.

Further improve and optimize the three management systems in respect of (i) organization and management; (ii) statistics collection, supervision and inspection; and (iii) assessment, award and penalty, for energy saving and emission reduction. The Group will expedite its research and development of key energy saving and emission reduction technologies, such as efficient and environmental-friendly aluminum production techniques, increasingly promote the application of remodeled electrolytic cells and technologies for efficient and energy-saving alumina production, whilst actively adjusting its power structure to increase the proportion of clean energies in its energy consumption.

9.

Accelerate overseas development. Apart from proceeding with the Aurukun project in Australia, the Sarawak project in Malaysia, the aluminum and power project in Saudi Arabia and the iron ore project in Guinea, the Group will also play an active role in global resource allocation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial information of the Group together with the accompanying notes included in the results announcement for the period and other sections therein.

Business Segments

The Group is engaged principally in alumina refining, primary aluminum smelting, aluminum fabrication products and the trading of related products. The Group organizes its operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydroxide and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the Group's internal and external procurement and sales of alumina, primary aluminum, aluminum fabrication products, relevant metal products and raw and ancillary materials in bulk domestically and abroad.

Headquarters and other operating segments, which mainly include management of headquarters, research and development activities.

Results of Operations

The Group's profit attributable to equity holders of the Company for 2010 was RMB778 million, representing a significant increase from a loss of RMB4,643 million for the preceding year. This was mainly attributable to the rebound of the market price of the Group's major products, the effect of the Group's "loss control and profit raise" measures and the increase of the Group's production and sales volume.

Revenue

The Group's revenue for 2010 was RMB120,995 million, representing an increase of RMB50,727 million or 72.19% from RMB70,268 million for the preceding year. This was mainly attributable to the increase in the selling prices of the Group's major products and the substantial increase of external sales volume and trading volume of products sourced from external suppliers.

Cost of Sales

Total cost of sales of the Group was RMB113,350 million for 2010, representing an increase of RMB44,271 million or 64.09% from RMB69,079 million for the preceding year. This was mainly attributable to the substantial increase of the external sales volume of the Group's major products and the Group's trading volume of products sourced from external suppliers.

Selling Expenses and Administrative Expenses

The Group's selling expenses for 2010 was RMB1,573 million, representing an increase of RMB308 million or 24.35% from RMB1,265 million for the preceding year. This was mainly attributable to the increase of the external sales of the Group's major products leading to an increase of the relevant transportation, loading and packaging expenses.

The Group's administrative expenses for 2010 was RMB 2,624 million, representing a decrease of RMB333 million or 11.26% from RMB2,957 million for the preceding year. This was mainly attributable to the decrease of RMB216 million in the retirement benefit expenses of the Group in respect of its early retirement scheme in 2010 as compared to the corresponding period of 2009. In addition, in 2010, the Group applied strict control to daily administrative expenses and adopted proactive measures to constrain all controllable expenses, resulting in a decrease of approximately RMB123 million in administrative expenses.

Finance Costs, Net

The Group's finance costs for 2010 was RMB2,495 million, representing an increase of RMB357 million or 16.70% from RMB2,138 million for the preceding year. This was primarily attributable to the following reasons: notwithstanding the year-on-year increase in interest-bearing borrowings of the Group, the Group kept the total interest expenses basically constant as compared with 2009 through optimization of its debt portfolio, widening of low-cost financing channels and lowering of interest rates. As more construction in progress were completed and transferred to property, plant and equipment in 2010, capitalized interest expense decreased as compared with 2009, leading to an increase of approximately RMB235 million in finance costs. In order to expedite fund turnover to reduce demand for fund, the Group reduced its fund reserve and the interest income in turn decreased by approximately RMB34 million. In addition, the Group actively adopted low-cost notes financing by issuing and utilizing more notes, resulting in an increase of approximately RMB35 million in the discount on interest and the handling fees of notes during the year. Due to fluctuations in exchange rate, exchange gains for the year decreased by approximately RMB47 million as compared with the preceding year.

Due to the above factors, operating profit of the Group increased by RMB6,681 million from the loss of RMB3,279 million for the preceding year to a profit of RMB3,402 million for 2010.

Income Tax

The Group's income tax expenses for 2010 was RMB411 million, representing an increase of RMB1,122 million from a tax benefit of RMB711 million for the preceding year. This was mainly attributable to the significant increase of the Group's total profit as the Group achieved a turnaround from loss to profit in 2010.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Revenue
The Group's revenue in the alumina segment for 2010 was RMB26,838 million, representing an increase of RMB8,549 million or 46.74% from RMB18,289 million for the preceding year.

The revenue from internal sales of alumina segment for 2010 was RMB24,690 million, representing an increase of RMB12,135 million or 96.65% from RMB12,555 million for the preceding year.

The revenue from external sales of alumina segment for 2010 was RMB2,148 million, representing a decrease of RMB3,586 million or 62.54% from RMB5,734 million for the preceding year.

Segment profit / (loss)

The Group's total segment profit in the alumina segment for 2010 increased by RMB3,973 million from the loss of RMB2,896 million for the preceding year to a profit of RMB1,077 million.

Primary Aluminum Segment

Revenue

The Group's revenue in the primary aluminum segment for 2010 was RMB53,255 million, representing an increase of RMB10,524 million or 24.63% from RMB42,731 million for the preceding year.

The revenue from internal sales of primary aluminum segment for 2010 was RMB26,848 million, representing an increase of RMB10,384 million or 63.07% from RMB16,464 million for the preceding year.

The revenue from external sales of primary aluminum segment for 2010 was RMB26,407 million, representing an increase of RMB139 million or 0.53% from RMB26,268 million for the preceding year.

Segment Profit / (loss)

The Group's total segment profit in the primary aluminum segment for 2010 was RMB359 million, representing an increase of profit of RMB1,786 million from the loss of RMB1,427 million for the preceding year.

Aluminum Fabrication Segment

Revenue

The Group's revenue in the aluminum fabrication segment for 2010 was RMB10,466 million, representing an increase of RMB3,363 million or 47.35% from RMB7,103 million for the preceding year.

Segment loss

The Group's total segment loss in the aluminum fabrication segment for 2010 was RMB324 million, representing a decrease of RMB574 million or 63.92% from the loss of RMB898 million for the preceding year.

Trading Segment

Revenue

The Group's revenue in the trading segment for 2010 was RMB90,141 million, representing an increase of RMB51,690 million or 134.43% from RMB38,451 million for the preceding year.

The Group's sales of self-produced products in the trading segment for 2010 was approximately RMB34,444 million, representing an increase of RMB17,709 million or 105.82% from approximately RMB16,735 million for the preceding year.

The Group's sales of products sourced from external suppliers in the trading segment for 2010 was approximately RMB55,697 million, representing an increase of RMB33,981 million or 156.48% from approximately RMB21,716 million for the preceding year.

Segment Profit

The Group's total segment profit in the trading segment for 2010 was RMB861 million, representing an increase of RMB228 million or 36.02% from the profit of RMB633 million for the preceding year.

Headquarters and Other Operating Segments

Revenue

The Group's revenue in headquarters and other operating segments for 2010 was RMB190 million, representing a decrease of RMB96 million or 33.57% from RMB286 million for the preceding year.

Segment loss

The Group's total segment loss in headquarters and other operating segments for 2010 was RMB490 million, representing a decrease of RMB199 million from the loss of RMB689 million for the preceding year.

Structure of Assets and Liabilities

Current Assets and Liabilities

As of 31 December 2010, the Group's current assets amounted to RMB41,325 million, representing an increase of RMB4,991 million from RMB36,334 million as at the beginning of 2010.

As of 31 December 2010, the Group's bank balances and cash amounted to RMB9,496 million, representing an increase of RMB1,637 million as compared with RMB7,859 million as at the beginning of 2010.

As of 31 December 2010, the Group's inventories amounted to RMB21,780 million, representing an increase of RMB1,357 million from RMB20,423 million as at the beginning of 2010, primarily due to the increase of the Group's reserve of raw materials and fuels and the increase of their price.

As of 31 December 2010, the Group's current liabilities amounted to RMB55,734 million, representing an increase of RMB15,704 million from RMB40,030 million as at the beginning of 2010, primarily due to the issuance of short-term financing bonds in the amount of RMB10,700 million by the Group during the period and the expiration of the 3-year medium-term notes in the amount of RMB5,000 million issued in June 2008 within one year.

As of 31 December 2010, the current ratio of the Group was 0.74, representing a decrease of 0.17 from 0.91 as at the end of 2009, and the quick ratio was 0.35, representing a decrease of 0.05 from 0.40 as at the end of 2009.

Non-current Liabilities

As of 31 December 2010, the Group's non-current liabilities amounted to RMB28,402 million, representing a decrease of RMB9,962 million from RMB38,364 million as at the beginning of 2010, primarily due to the repayment of a portion of the Group's long-term borrowings and the transfer of a portion of the medium-term notes, which will expire within one year, to current liabilities due within one year.

As of 31 December 2010, the debt to asset ratio of the Group was 59.53%, representing an increase of 1.02 percentage points from 58.51% as at the end of 2009.

MEASUREMENT OF FAIR VALUE

The Group formulated procedures for recognition, measurement and disclosure of fair value in strict compliance with the requirements on fair value under the accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as its available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss are accounted at fair value (including derivative instruments), others were calculated at historical cost.

As of 31 December 2010, the primary aluminum future contracts and foreign currency forward contracts held by the Group at fair value, which were accounted for as financial assets at fair value through profit or loss, amounted to RMB17 million, representing an increase of RMB17 million from RMB0.06 million as at the end of 2009. The changes were accounted for as unrealized gain on future and option contracts, net; the amount of future contract for primary aluminum, which were accounted for as financial liabilities at fair value through profit or loss, was RMB9 million, representing a decrease of RMB39 million from RMB48 million as at the end of 2009. The changes were accounted for as unrealized gain on future and option contracts, net.

PROVISION FOR INVENTORY IMPAIRMENT

On 31 December 2010, the Group conducted valuation on the net realizable value of its inventories on basis of the estimated selling price. The valuation took into account the intra-group matching of sales plans and production schedules of alumina plants and aluminum smelters, financial budget, inventory turnover, inventory purposes and post balance sheet events, upon a comprehensive assessment, the provisions for inventory impairment for inventories held as of 31 December 2010 amounted to RMB109 million, representing an increase of RMB35 million as compared with the provisions for impairment of RMB74 million at the end of 2009.

The Group has formed a comprehensive industry chain (its scope of business covers the exploration and mining of bauxite, smelting of alumina and primary aluminum, production of aluminum alloy and refined processing of aluminum products), the continuity and integrity of its inventory turnover process and production process, and that continuous processing is required for turning raw materials and work in progress inventory into finished goods. These factors required the Group to adopt an all-round approach in calculating the provision for impairment. Based on reliable evidence such as executed sales contract, net realizable value is measured by the estimated selling price less the estimated costs, expenses and taxes for completing the sale, after taking into account the inventory nature, volume, purpose and price fluctuation, the production and operation budget and post balance sheet event. For finished goods inventory, net realizable value is calculated based on the contract price, or for quantities exceeds the contracted volumes, based on the actual selling price from the balance sheet date to the reporting date. For raw materials and work in progress inventory, the Group has established a model for calculating impairment provision, which estimates the costs to be incurred based on the expected time of sale determined by the Group's production capacity and cycles, the correlation among raw materials, work in progress, production capacity and volume, and the calculation is based on the estimated selling price of such finished goods produced and processed.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENTS UNDERTAKINGS

As of 31 December 2010, the Group's accumulated project investment expenditures amounted to RMB9,017 million, which consisted mainly of investments in energy saving and consumption reduction, environmental protection, mine construction and scientific research. These projects include the expansion and environmental protection alumina project of Guizhou branch, environmentally friendly energy-saving renovation aluminum project of Zunyi Aluminum, Liancheng branch's project in relation to the phasing out of obsolete capacity and environmental protection and energy saving as well as the expansion of Bayer-process ore dressing project of Lanzhou Branch.

As of 31 December 2010, the Group's capital commitment for investment in fixed assets amounted to RMB33,487 million, of which those contracted but not provided for amounted to RMB4,612 million and those authorized but not contracted for amounted to RMB28,875 million.

Cash and Cash Equivalents

As at 31 December 2010, the Group's cash and cash equivalents amounted to RMB8,983 million, including foreign currency deposits of RMB303.23 million, RMB31.12 million and RMB103.64 million denominated in US dollars, Hong Kong dollars and Australian dollars, respectively.

Cash Flows from Operating Activities

In 2010, the Group's net cash generated from operating activities amounted to the net inflow of RMB7,104 million, representing an increase of RMB7,810 million from the net outflow of RMB706 million for the corresponding period of the preceding year, which was mainly attributable to the increase of net cash inflows from the sales of products as a result of the significant growth in both external selling price and sales volume of the Company's leading products.

Cash Flows from Investing Activities

In 2010, the Group's net cash outflow from investing activities amounted to RMB8,260 million, representing a decrease of RMB1,217 million from the net outflow of RMB9,477 million for the corresponding period of the preceding year, primarily due to the increase of cash inflow related to investment.

Cash Flows from Financing Activities

In 2010, the Group's net cash inflow from financing activities amounted to RMB2,718 million, representing an increase of RMB1,141 million from the net inflow of RMB1,577 million for the corresponding period of the preceding year. This was mainly due to the increase of external debt financing for the period.

EMPLOYEES AND PENSION SCHEMES

As of 31 December 2010, the Group had 108,256 employees. The remuneration package includes salaries, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Group's plants is required to contribute a fixed percentage of its employees' salaries, bonuses and various allowances to the schemes. The specific percentage, which is around 20%, varies from plant to plant depending on the locality of the plant and the average age of the employees.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2010. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2010.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended December 31, 2010, save for the deviation in respect of segregating the roles of chairman and chief executive officer, the Company was in compliance with the principles and code provisions of the Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of chairman and chief executive officer, have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

RISK FACTORS

1.

Price fluctuation of alumina and primary aluminum. The Company operates in the aluminum industry, which is a cyclical industry. Therefore, aluminum prices are susceptible to changes in the global economy and demand and supply of aluminum, etc. The Company sets the prices for alumina and primary aluminum with reference to international and domestic markets as well as the demand and supply dynamics. These factors might be beyond the control of the Company. If the prices for alumina and primary aluminum are relatively volatile in the international market, there may be adverse impact on the business, financial condition and operating results of the Company.

2.

Supply of raw and ancillary materials such as bauxite and electricity. During the production of alumina, primary aluminum and aluminum fabrication, the Company heavily relies on raw materials such as bauxite and coal as well as the massive and uninterrupted supply of electricity. As the Company has recently boosted its production capacity substantially, the demands for the above raw materials and electricity have therefore increased. If the supplies of raw materials and energy cannot accommodate the production needs of the Company or the prices unexpectedly increase, there will be material impact on the financial positions and operating results of the Company.

3.

Market competition. Although the Company has a relatively significant influence in the industry, local and privately-owned enterprises have become its competitors due to the rapid development of aluminum industry in China. If the Company fails to effectively operate and manage its business consistently, the operating results of the Company would be adversely affected, and its leading position in the industry would thus be weakened.

4.	Potential hazards and force majeure. During its operation, the Company may experience major accidents which may lead to economic loss or personal casualties.

Major industrial accidents and natural disasters may lead to suspension of certain business segments, or result in economic loss or environmental damages as well as increase in operating expenditure or reduction in sales. The insurance coverage of the Company may not be able or sufficient to compensate for such accidents or their consequences. Should there be any damages which cannot be fully covered, the operating results of the Company may be adversely affected by the loss incurred.

PROPOSED APPOINTMENT OF EXECUTIVE DIRECTOR

At the eleventh meeting of the fourth session of the Board held on 23 February 2011, the Board nominated Mr. Liu Caiming as the candidate for executive director of the fourth session of the Board, and his nomination will be submitted for approval by the forthcoming annual general meeting of the Company. The biographical details of Mr. Liu Caiming is as follows:

Liu Caiming, aged 48, is the Senior Vice President and Chief Financial Officer of the Company. Graduated from the School of Economics at Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as a deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation (), deputy general manager of China Non-ferrous Metals Construction Group Limited (), deputy general manager of China Non-ferrous Construction Group Limited (), director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., Deputy General Manager of Aluminum Corporation of China, Chairman of Yunnan Copper Industry (Group) Co., Ltd., Chairman of Chinalco Shanghai Copper Co., Ltd., an executive director of Chinalco Kunming Copper Co., Ltd., as well as director and president of China Copper Co., Ltd. (). Mr. Liu also has acted as titular deputy head of Department of Finance of Yunnan Province, director of State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province.

The biographical details of Mr. Liu Caiming required to be disclosed under Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited will be set out in the notice of the forthcoming annual general meeting of the Company to be despatched to shareholders of the Company.

A further announcement will be made by the Company when the above proposed appointment of executive Director of the Company becomes effective.

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial information of the Company for the year ended December 31, 2010 have been reviewed by the Audit Committee of the Company.

By order of the Board
Xiong Weiping
Chairman and Chief Executive Officer

Beijing, the PRC
28 February, 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary